EXHIBIT 99.3

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Notice of conclusion of temporary interruption of services by D.B.S. Satellite Services (1998) Ltd.

The Company provides notification, as advised by the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) that early this morning, during a routine periodic maneuver of the Amos-2 satellite, there was a two-hour interruption in broadcasting of the channels it transmits to Yes customers, during which time Yes transferred broadcasts to the Amos-3 satellite. Broadcasting was returned to the Amos-2 satellite after it resumed normal operations, and normal services to Yes subscribers were resumed.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.